New York - AG	October 12, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Produces a Record 7.3M Silver Eqv. Oz in the Third Quarter consisting of
3.3M Oz Silver and 54,525 Oz Gold; Suspended Silver Sales and Held 1.4M Oz of Silver in
Inventory at Quarter End

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production in the third quarter of 2021 from the Company’s four producing operations, the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, reached a new record of 7.3 million silver equivalent ounces consisting of 3.3 million ounces of silver and 54,525 ounces of gold. In the first nine months of 2021, the Company has produced 9.5 million ounces of silver and 124,942 ounces of gold for total production of 18.3 million silver equivalent ounces, or approximately 69% of the Company’s 2021 guidance midpoint of producing 25.7 to 27.5 million ounces. The Company’s financial results for the third quarter of 2021 are scheduled to be released on Thursday, November 4, 2021.

THIRD QUARTER HIGHLIGHTS

•Total Production up 14%: The Company produced 7.3 million silver equivalent ounces consisting of 3.3 million ounces of silver and 54,525 ounces of gold, representing an increase of 1% and 17%, respectively, compared to the previous quarter primarily due to a 39% increase in gold production from the Jerritt Canyon operation in Nevada.
•Withheld 1.4 Million Ounces of Silver: At the end of the quarter, the Company held 1.4 million ounces of silver in inventory due to suppressed silver prices in the third quarter. Silver sales are anticipated to resume in the fourth quarter. Furthermore, the Company has not withheld sales of any of its gold production.
•Stockpiling Higher Grade Material at Ermitaño: During the quarter, the Company continued extracting mineralized material from the development of the Ermitaño deposit at Sant Elena. At quarter end, a total of 45,271 tonnes of mineralized material grading 4.0 g/t gold and 41 g/t silver have been placed in surface stockpiles. Over the next few months, the Company anticipates initial batch test processing to begin at the Santa Elena processing plant.
•Major Capital Projects Continue at Jerritt Canyon: During the quarter, the Company completed the structural fill for the tailings lift on TSF2 and installed approximately 25% of the new liner. In addition, the annual maintenance overhaul for the dual roasters was near completion at the end of September. As a result of this planned 14-day maintenance shutdown, approximately 30K tonnes of ore were added to surface stockpiles which are expected to be processed in the fourth quarter.

•27 Active Drill Rigs: The Company completed a total of 50,472 metres in exploration drilling across the Company’s mines during the quarter. At the end of the quarter, a total of 27 exploration drill rigs were active consisting of 12 rigs at San Dimas, six at Jerritt Canyon, seven rigs at Santa Elena and two rigs at La Encantada.

“We had a very strong quarter with total production achieving a new record of 7.3 million silver equivalent ounces representing a 14% increase compared to the prior quarter,” said Keith Neumeyer, President and CEO. “The record quarter was primarily due to having a full quarter of production from the Jerritt Canyon operation in addition to continued strong production performance at San Dimas and La Encantada. Santa Elena is now at the cusp of a significant step-up in production and cost reduction as we prepare the plant for initial production from the Ermitaño area in the coming months. Looking ahead, we anticipate higher grades to drive production growth at San Dimas, Jerritt Canyon and Santa Elena in the fourth quarter and into 2022. Finally, due to the relative weakness in the silver price throughout the quarter, we decided to suspend silver sales for the third time in the Company’s history in an attempt to realize higher prices.”

PRODUCTION TABLE

	Q3 2021	Q3 2020	Y/Y Change	Q2 2021	Q/Q Change
Ore processed / tonnes milled	943,126	655,920	44%	826,213	14%
Total silver ounces produced	3,302,086	3,158,866	5%	3,274,026	1%
Gold ounces produced	54,525	25,771	112%	46,544	17%
Total production - ounces of silver equivalent	7,319,441	5,201,085	41%	6,435,023	14%

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 943,126 tonnes, representing a 14% increase compared to the previous quarter. The increase in tonnes processed was primarily due to a 57% increase in tonnes milled at the Jerritt Canyon operation in addition to a 9% increase in tonnes milled at La Encantada.

Consolidated silver and gold grades in the quarter averaged 122 g/t and 2.00 g/t, respectively. Consolidated silver grades at the three Mexican mines decreased 4% compared to the prior quarter primarily due to slightly lower grades at San Dimas and La Encantada. Consolidated gold grades increased 11% compared to the prior quarter due to higher processed tonnes at Jerritt Canyon and higher gold grades at San Dimas in the quarter.

Consolidated silver and gold recoveries both averaged 90% during the quarter.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	Equivalent Ag Ounces
San Dimas	214,205	2,328	289	3.14	95%	96%	1,888,371	20,767	3,422,032
Jerrit Canyon	230,415	2,505	—	4.19	—%	84%	—	26,145	1,922,270
Santa Elena	234,862	2,553	74	1.04	91%	96%	508,641	7,498	1,061,657
La Encantada	263,645	2,866	134	0.02	80%	90%	905,074	114	913,481
Total	943,126	10,251	122	2.00	90%	90%	3,302,086	54,525	7,319,441
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $24.36 per ounce, Gold: $1,790 per ounce.

At the San Dimas Silver/Gold Mine:

•San Dimas produced 1,888,371 ounces of silver and 20,767 ounces of gold representing an increase of 1% and 8%, respectively, compared to the prior quarter for total production of 3,422,032 silver equivalent ounces.
•The mill processed a total of 214,205 tonnes with average silver and gold grades of 289 g/t and 3.14 g/t, respectively. Silver and gold grades are expected to increase in the fourth quarter as a major high-grade area within the Jessica vein of the Central Block was brought online in September.
•Silver and gold recoveries during the quarter averaged 95% and 96%, respectively.
•The Central Block and Sinaloa Graben areas contributed approximately 62% and 29%, respectively, of the total production during the quarter. In addition, the Tayoltita, El Cristo and West Block areas contributed approximately 9% of total production in the quarter.
•A total of 12 drill rigs, consisting of two surface rigs and 10 underground rigs, were active at the end of the quarter.

At the Jerritt Canyon Gold Mine:

•During the quarter, Jerritt Canyon produced 26,145 ounces of gold, representing a 39% increase compared to the prior quarter. The increase was primarily due to achieving a full quarter of production under the Company’s ownership as well as improved underground mine and plant production rates.
•The mill processed a total of 230,415 tonnes with an average gold grade and recovery of 4.19 g/t and 84%, respectively. Increased ore development rates and processing of lower ore grade from surface material continued during the quarter which resulted in higher tonnage with lower average ore grades processed in the plant.
•The Company mostly completed its annual maintenance overhaul of the dual roasters at the end of September which resulted in an increased ore stockpile of approximately 30K tonnes due to a planned 14-day maintenance shutdown. This large surface stockpile is expected to be processed in the fourth quarter. In addition, construction activities to lift tailings storage facility #2 advanced with the completion of the structural fill and approximately 25% of the new liner installation. The lift project remains ahead of schedule with expected completion in November.
•The SSX and Smith mines contributed approximately 42% and 38%, respectively, of the total production during the quarter. In addition, numerous surface areas contributed approximately 20% of total production during the quarter.
•At the end of the quarter, the underground connection drift between the SSX and Smith mines was approximately 75% complete and the project remains on schedule for completion by the end of the year. The new connection is expected to reduce transportation bottlenecks and improve movement efficiencies of personnel and equipment. In addition, the connection drift is expected to support future exploration activities.
•A total of six drill rigs, consisting of three surface rigs and three underground rigs, were active at the end of the quarter.

At the Santa Elena Silver/Gold Mine:

•During the quarter, Santa Elena produced 508,641 ounces of silver and 7,498 ounces of gold representing a decrease of 10% and 11%, respectively, compared to the prior quarter for a total production of 1,061,657 silver equivalent ounces.

•The mill processed a total of 234,862 tonnes consisting of 160,012 tonnes of underground ore and 74,850 tonnes from the existing heap leach pad. Underground production rates were slightly lower than budget due to the loss of the main ventilation fan in August which restricted mining in the 290 level of the Main vein. A new ventilation fan was successfully installed in September and underground rates returned to normal levels.
•Silver and gold grades from underground ore averaged 92 g/t and 1.23 g/t, respectively, while silver and gold grades from the heap leach pad averaged 37 g/t and 0.63 g/t, respectively.
•Silver and gold recoveries averaged 91% and 96%, respectively, during the quarter.
•At the Ermitaño project near the Santa Elena plant, extraction of mineralized material from the development of the Ermitaño orebody continued with a total of 45,271 tonnes of material grading 4.0 g/t gold and 41 g/t silver containing approximately 5,800 ounces of gold and 59,640 ounces of silver are now in surface stockpiles. The Company is planning to begin initial batch testing at the Santa Elena processing plant in the coming months. In addition, the main access road connecting the new mine to the Santa Elena processing plant is now approximately 80% complete.
•The lab at Santa Elena completed and passed its ISO 9001 surveillance audit determining the facility is fully compliant with the management system quality standards for sample preparation, geochemical and assay services.
•A total of seven drill rigs, consisting of four surface rigs and three underground rigs, were active at the end of the quarter.

At the La Encantada Silver Mine:

•During the quarter, La Encantada produced 905,074 ounces of silver, representing an 8% increase in ounces compared to the prior quarter. The increase was primarily due to a 9% increase in tonnes processed.
•The mill processed a total of 263,645 tonnes with an average silver grade and recovery of 134 g/t and 80%, respectively.
•The La Prieta and San Javier caving areas contributed approximately 77% and 3%, respectively, of the total production during the quarter. In addition, previously mined backfill areas contributed approximately 20% of total production in the quarter.
•During the quarter, the Company entered into a surface access agreement with the Tenochtitlan Ejido on 10,100 hectares of land covering the Company’s mineral concessions at La Encantada. This new agreement allows the Company, for the first time since owning the mine, to initiate surface exploration programs on this large ejido land package.
•A total of two drill rigs, consisting of one surface rig and one underground rig, were active at the end of the quarter.

Q3 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its third quarter 2021 unaudited financial results, and to announce the third quarter dividend payment, and shareholder record and payable dates on Thursday, November 4, 2021.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the Jerritt Canyon Gold Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; mine plans and mine life; integration of operations; future sales; the future price of silver and other metals; costs of production; costs and timing of development at the Company's projects; commencement of initial batch test processing at the Santa Elena processing plant; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.